^form 13G
AMMEND#
2
STOCK_NAME
Quiksilver, Inc.
CLASS
Common
CUSIP
74838C10
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
TYPE REPORTING
IA
STOCK_NAME
Quiksilver, Inc.
STOCK_ADDRESS
1740 Monrovia Ave., Costa Mesa, CA  92627
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
74838C10
BENEFICIALLY
143,100
PERCENT
2.06%
^page
SOLE
143,100
SHARED
0
SOLE_DISPOSE
143,100
SHARED_DISPOSE
0
CHECK
X
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page